Use these links to rapidly review the document
TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on June 16, 2003

Registration Statement No. 333-103950

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

AMENDMENT NO. 2
TO

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

SATCON TECHNOLOGY CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	04-2857552 (I.R.S. Employer Identification No.)
161 First Street Cambridge, Massachusetts 02142-1221 (617) 661-0540 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

David B. Eisenhaure
President and Chief Executive Officer
SatCon Technology Corporation
161 First Street
Cambridge, Massachusetts 02142-1221
(617) 661-0540

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Jonathan Bell, Esq.
Greenberg Traurig LLP
One International Place 3rd Floor
Boston, Massachusetts 02110
Telephone: (617) 310-6038
Telecopy: (617) 310-6001

Approximate date of commencement of proposed sale to public: As soon as practicable after this Registration Statement becomes effective.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.01 par value per share	10,111,623(1)	$0.82(2)	$8,291,531(2)	$671

(1)
Includes (i) 1,197,000 shares of common stock issued upon exercise of warrants, (ii) 2,474,613 shares of common stock issuable upon exercise of warrants, (iii) 4,788,000 shares of common stock issuable upon conversion of the Series A Preferred Stock, (iv) 1,220,000 shares of common stock issuable upon conversion of the convertible subordinated debentures, (v) 341,620 shares of common stock issued as payment for the first-year dividend on the Series A Preferred Stock and (vi) 90,390 shares of common stock issuable as payment for the first-year's interest on the convertible subordinated debentures. Such shares in the aggregate represent the Company's best estimate of the number of shares of common stock issuable (i) upon the conversion of the Series A Preferred Stock and the subordinated debentures, (ii) upon the exercise of the warrants and (iii) for the first-year's interest on the convertible subordinated debentures.

(2)
Estimated solely for the purpose of calculating the registration fee, and based upon the average of the closing bid and ask prices of the Registrant's Common Stock as reported on the Nasdaq National Market on March 19, 2003 in accordance with Rules 457(c) under the Securities Act of 1933.

        The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders named in this prospectus are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 16, 2003

PROSPECTUS

SATCON TECHNOLOGY CORPORATION

10,111,623 SHARES OF COMMON STOCK

        This prospectus relates to the offer and sale by the selling stockholders identified in this prospectus, and any of their pledgees, donees, transferees or other successors in interest, of up to an aggregate of 10,111,623 shares of the common stock, $0.01 par value per share, of SatCon Technology Corporation. We are filing the registration statement of which this prospectus is a part at this time primarily to fulfill contractual obligations to do so, which we undertook at the time of the original issuance of the Series A Preferred Stock and the warrants. We will not receive any of the proceeds from the sale of the common stock by the selling stockholders.

        We have agreed to pay certain expenses in connection with the registration of the shares and to indemnify most of the selling stockholders against certain liabilities. The selling stockholders will pay all underwriting discounts and selling commissions, if any, in connection with the sale of the shares.

        The selling stockholders identified in this prospectus, or their pledgees, donees, transferees or other successors-in-interest, may offer the shares from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices.

        Our common stock is traded on the Nasdaq National Market under the symbol "SATC." On March 19, 2003, the closing sale price of the common stock on Nasdaq was $0.80 per share. We urge you to obtain current market quotations for our common stock.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 2.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is June    , 2003

        Our executive offices are located at 161 First Street, Cambridge, Massachusetts 02142, our telephone number is (617) 661-0540 and our Internet address is www.satcon.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires, references in this prospectus to "SatCon," "we," "us," and "our" refer to SatCon Technology Corporation and our subsidiaries.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

i

PROSPECTUS SUMMARY

        This summary highlights important features of this offering and the information included or incorporated by reference in this prospectus. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors."

SatCon Technology Corporation

        We design, develop and manufacture efficient high power electronics and standard and custom machines that convert, store and manage electricity for customers that require reliable, "always-on", electric power. We also design, develop and manufacture highly reliable electronics and controls for government and military applications. Our specialty motors are typically designed and manufactured for customers that purchase small efficient motors requiring high power relative to the size of the motor.

THE OFFERING

Common stock offered by selling stockholders	10,111,623 shares
Use of proceeds	We will not receive any proceeds from the sale of shares in this offering.
Nasdaq National Market symbol	SATC

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

        We need an immediate infusion of capital to sustain our operations, and we may not be able to raise additional funds on term acceptable to us, or at all.

        We need an immediate infusion of capital in order to continue operations. We are endeavoring to raise capital by obtaining a third-party guarantee acceptable to our bank (Silicon Valley Bank) which will allow us to access an additional $3 million, beyond the approximate $1.5 million, of which approximately $1 million was already used as of May 12, 2003, which we are able to access based upon our current level of eligible receivables. We have contacted several prospective guarantors and identified several more but have no commitment to date. We continue to discuss with two to three parties a potential guarantor. If we are unable to obtain a guarantee that is acceptable to our bank, or secure alternative sources of funds within the next few weeks from the date of this filing, we will need to discontinue some or all of our operations.

        In February of 2003, we received approximately $3 million in proceeds from a private offering of preferred stock and warrants. The terms of this financing also provided that the investors will purchase secured convertible subordinated debentures from us, subject to the satisfaction of two material conditions. We must obtain stockholder approval of the common stock issuable upon conversion of the convertible instruments and a registration statement filed with the Securities and Exchange Commission ("SEC") registering all of the equity securities underlying this transaction must be declared effective. Provided these conditions are satisfied on or before June 18, 2003, we anticipate receiving an additional $0.8 million from the sale of these debentures.

        Our stockholders approved the proposed debenture offering at our annual meeting on April 24, 2003. In addition, we filed the required registration statement with the SEC on March 20, 2003 and received a comment letter from the SEC on April 16, 2003. However there can be no assurance that the registration statement will be declared effective. Failure to have this registration become effective on or before June 18, 2003 would delay the receipt of the anticipated $0.8 million in proceeds from the sale of the debentures and would require us to pay liquidated damages to each of the investors in the private offering of 3% of the investor's investment in the debenture in cash for the first month of delay and 1.5% of the investor's investment for each additional month of delay in cash or shares of our common stock.

        As of March 29, 2003, we were in default under our Loan and Security Agreement, dated September 13, 2002 with Silicon Valley Bank due to our failure to obtain additional capital and to maintain adjusted tangible net worth, as defined.

        On April 4, 2003, we entered into an Amended and Restated Accounts Receivable Financing Agreement with Silicon Valley Bank, our senior secured lender. In the Agreement, Silicon Valley Bank has agreed to provide us with a line of credit of up to $5 million. Advances under the line of credit are limited to 80% of eligible accounts receivables. Based on current business levels, we believe that we will be able to borrow approximately $1.5 million from Silicon Valley Bank during the current quarter, of which over $1 million is already outstanding. Loans under this line of credit bear interest at the prime rate plus 3.0% per annum. Other customary banking fees are also charged. In connection with this financing, we issued to an affiliate of Silicon Valley Bank a warrant to purchase 210,000 shares of our common stock at an exercise price of $1.05 per share. The terms of the line of credit provide that we will be in default under the line of credit if we are unable to consummate the debenture offering described above on or before July 31, 2003. We are also required to maintain a tangible net worth in excess of $9 million at all times. As of May 3, 2003 (our April 2003 fiscal month end), the Company's adjusted tangible net worth totaled $10.9 million. Unless we are able to stem our current operating losses or sell assets at values higher than reflected on our books of account, we anticipate that our tangible net worth will drop below the required threshold as of June 28, 2003, the end of our fiscal third quarter. Unless we can obtain a waiver from Silicon Valley Bank, dropping below this tangible net worth threshold would constitute a default under the line of credit documents. This credit expires on April 3, 2004 and carries a $0.1 million early termination fee.

        In order to sustain current business operations, we believe that we will require approximately $6 million of cash liquidity during the quarter ending June 28, 2003. In addition our current forecast will require approximately an additional $1.5 million in our fiscal fourth quarter before we stem the cash outflow. Of these amounts, approximately $1.5 million is expected to be provided by the Silicon Valley Bank line, $3 million from a third party guarantee acceptable to the bank, and $0.8 million by the debenture offering. Other than the bank line of credit, which is already in place, there can be no assurance that these transactions will take place.

        We have also engaged a financial advisor, Alliant Partners (an affiliate of Silicon Valley Bank), to assist us in disposing of assets unrelated to our engineering and manufacturing expertise in electromechanical systems. The assets and businesses we would consider selling include our Ling test and measurement vibration system business, our patented smart predictive line control technology utilized by the electric arc steel manufacturing industry and patents acquired from Northrop Grumman related to hybrid electric vehicles. For larger systems, such as our UPS system, we intend to enter into strategic alliances for the manufacture, sale, service and distribution of our products.

        We cannot be assured that any of these initiatives will be successful in raising new capital in our third fiscal quarter and if unsuccessful, we may not be able to continue our operations.

        We cannot be assured that any of these initiatives will be successful in raising new capital. If we are unsuccessful in raising additional capital in our third fiscal quarter, we will be forced to furlough or permanently lay off a significant portion of our work force which will have a material adverse impact on us, including our financial position and results of operations. Under these circumstances, we may not be able to continue our operations. Further, without additional cash resources, we may not be able to keep all or significant portions of our operations going for a sufficient period of time to enable us to sell all or portions of our assets or operations for their market values.

        We have incurred significant cost to develop technologies and products that have contributed to our need to raise capital.

        We have incurred significant costs to develop our technologies and products which has contributed to our need to raise capital. These developments and other operating costs have exceeded total revenue. As a result, we have incurred losses in each of the past five years and for the six months ended March 29, 2003. As of March 29, 2003, we had an accumulated deficit of $102.7 million. During the six months ended March 29, 2003, we incurred a loss of $17.5 million and a reduction in our cash, net of borrowings, from $2.1 million to $0.2 million.

        We are currently in the process of restructuring our cost base to enable us to achieve breakeven on a cash basis with quarterly revenues of approximately $12 million. Our current cost base will require quarterly revenues of approximately $15 million to enable us to breakeven on a cash basis. Our highest quarterly revenue for fiscal year 2002 was $11.7 million in the third quarter of fiscal year 2002. In addition to the $6 to $7 million of new capital we forecast needing this fiscal year, we may also need additional future funds in order to fund unanticipated operating losses, to grow, to develop new or enhance existing products and services and to respond to competitive pressures.

        We have granted to the selling stockholders rights of first refusal and exchange rights which would be triggered upon future financings.

        In order to sell additional securities, we have granted rights of first refusal and exchange rights which would generally be triggered upon future financings we may seek to consummate. The right of first refusal allows investors to purchase future securities issued by us for a period of time following the initial closing of their financing. The exchange rights allow the investors to exchange any securities held by them into future securities that we may issue at the liquidation preference of the exchanged security. Each of these factors may adversely affect our ability to raise additional funds from third parties on terms acceptable to us, or at all. For a description of the securities sold in the February 2003 financing, see "Description of Capital Stock."

        The consent of the holders of the convertible subordinated notes may be required in order for us to incur certain indebtedness.

        It constitutes a default under the Convertible Subordinated Notes for us to issue any new debt securities that are not subordinate to such Notes unless the terms thereof are acceptable to the holders of at least 80% in principal amount of such Notes. If we propose to incur new indebtedness to finance operations or growth on a basis that is not subordinate to such Notes we may not be able to do so unless we are able to obtain such consent. Our ability to fund our operations and growth could be adversely effected as a consequence.

        We may not be able to continue as a going concern.

        Our financial statements for our fiscal year ended September 30, 2002, which are included in our Annual Report on Form 10-K, contain an audit report from Grant Thornton LLP. The audit report contains a going concern qualification which raises substantial doubt with respect to our ability to continue as a going concern. The receipt of a going concern qualification may adversely affect our ability to manage our accounts payable and cause some of our suppliers to deal with us on a cash-on-delivery basis only. If this were to occur, this would adversely affect our operations by increasing our immediate need for additional capital.

        We could issue additional common stock, which might dilute the book value of our common stock.

        We have authorized 50,000,000 shares of our common stock, of which 18,930,061 shares were issued and outstanding as of April 28, 2003. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares. Such stock issuances may be made at a price which reflects a discount from the then-current trading price of our common stock. In addition, in order to raise capital that we may need at today's stock prices, we will need to issue securities which are convertible into or exercisable for a significant amount of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options, whether currently outstanding or subsequently granted, exercise their options or if warrant holders exercise their warrants to purchase shares of our common stock.

        The sale or issuance of a large number of shares of our common stock could depress our stock price.

        As of April 28, 2003, we have reserved 5,720,009 shares of common stock for issuance upon exercise of stock options and warrants, 1,163,739 shares for future issuances under our stock plans and 230,253 shares for future issuances as matching contributions under our 401(k) plan. We have also reserved 3,045,600 shares of common stock for issuance upon conversion of the outstanding Series A Preferred Stock. As of April 28, 2003, holders of warrants and options to purchase an aggregate of 4,299,704 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144. In accordance with registration rights that we have granted to various individuals and entities requiring us to register their shares for public resale, we also have resale registration statements in effect registering 4,935,322 shares of our common stock. In addition, in order to raise capital that we may need at today's stock prices, we will need to issue securities which are convertible into or exercisable for a significant amount of our common stock. For example, in connection with the February 2003 financing, we issued securities which are convertible into or exercisable for up to 30% of the shares of our common stock (or 35% if we are required to use the alternative conversion price). If the investors were to dispose of their shares in a rapid or unexpected manner, this could depress the value of our common stock. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

        Financial investors may have interests different than you or SatCon, and may be able to impact corporate actions requiring stockholder approval because they own a significant amount of our common stock.

        In connection with the February 2003 financing, we issued securities which are convertible into or exercisable for up to 50% or more of the number of shares of our outstanding common stock. In future financings, we may also issue securities which are convertible into or exercisable for a significant number of shares of our outstanding common stock. Financial investors may have short-term financial interests different from SatCon's long-term goals and the long-term goals of our management and other stockholders. In addition, based on the significant ownership of our outstanding common stock, financial investors may be able to impact corporate actions requiring stockholder approval. The terms of the new securities could also include provisions that would make it difficult, if not impossible, to sell SatCon to a third party or to sell non-core assets without the consent of the security holders.

        Our recent stock price has dropped below $1.00 per share which exposes us to the risk of delisting from the Nasdaq National Market.

        Our stock is listed on the Nasdaq National Market which affords us an opportunity to relatively broad exposure to a wide spectrum of prospective investors. Our common stock traded below $1.00 per share for a period of 30 consecutive trading days between February 5, 2003 and March 18, 2003. Nasdaq has informed us by telephone and in a letter dated March 19, 2003 that we are not in compliance with Marketplace Rule 4450(a)(5). In order to avoid delisting under this rule, our common stock must close over $1.00 per share for ten consecutive trading days during the period prior to September 15, 2003. If this does not occur, our common stock could be delisted from the Nasdaq National Market. We would then be required to consider listing our common stock on other exchanges or trading systems. If our common stock is delisted from the Nasdaq National Market, this could result in a number of negative implications, including continued reduced liquidity in our common stock as a result of the loss of market efficiencies associated with the Nasdaq National Market and the loss of federal preemption of state securities laws as well as the potential loss of confidence by suppliers, customers and employees, the loss of analyst coverage and institutional investor interest, fewer business development opportunities and greater difficulty in obtaining financing. As of April 29, 2003, we had not yet met the requirement for the ten consecutive trading days at above $1.00 per share. In addition, the increased number of shares issuable in connection with this offering might result in more available stock for sale than previously has been the case. This could negatively impact the price of our common stock and may adversely impact our ability to meet the requirement for the ten consecutive trading days at over $1.00 per share by applying a downward pressure on the stock price.

        We have recent and anticipated operating losses.

        We have recorded annual net losses for each of the fiscal years ended September 30, 1995 through September 30, 2002 and for the fiscal quarter ended December 28, 2002. In order to achieve profitability, we must achieve all or some combination of the following:

  •
  successfully compete in the market for critical power products including distributed power generation, UPS and power quality;

  •
  develop new products for our existing markets;

  •
  sell these products to existing and new customers;

  •
  increase gross margins through higher volumes and manufacturing efficiencies;

  •
  control our operating expenses; and

  •
  develop and manage our distribution capability.

        If our revenue does not increase significantly or the increase in our expenses is greater than expected, we may not achieve or sustain profitability or generate positive cash flow in the future.

        We expect to generate a significant portion of our future revenues from sales of our critical power products and cannot assure market acceptance or commercial viability of our critical power products.

        We intend to continue to expand development of our critical power products. We cannot assure you that potential customers will select SatCon's products to incorporate into their systems or that our customers' products will realize market acceptance, that they will meet the technical demands of their end users or that they will offer cost-effective advantages over existing products. Our marketing efforts to date involve development contracts with several customers, identification of specific market segments for power and energy management systems and the continuation of marketing efforts of recently acquired businesses. We cannot know if our commercial marketing efforts will be successful in the future. Furthermore, we cannot assure you that our products, in their current form, will be suitable for specific commercial applications or that further design modifications, beyond anticipated changes to accommodate different markets, will not be necessary. Additionally, we may not be able to develop competitive products, our products may not receive market acceptance, and we may not be able to profitably compete in this market even if market acceptance is achieved. If our products do not gain market acceptance or commercial viability, we will not achieve our anticipated levels of profitability and growth.

        We have limited experience manufacturing products for uninterruptible power supplies or UPS, power quality and distributed power systems on a commercial basis.

        To date, we have focused primarily on research and development and have limited experience manufacturing products for distributed power and power quality systems on a commercial basis. We have limited manufacturing capabilities, and are continuing to develop our manufacturing capabilities and processes. We do not know whether or when we will be able to fully develop efficient, low-cost manufacturing capability and processes that will enable us to meet the quality, price, engineering, design and production standards or production volumes required to successfully mass market our UPS, power quality and distributed power products. Even if we are successful in developing our manufacturing capability and processes, we do not know whether we will do so in time to meet our product commercialization schedule or to satisfy the requirements of our customers.

        If we are unable to maintain our technological expertise in design and manufacturing processes, we will not be able to successfully compete.

        We believe that our future success will depend upon our ability to develop and provide products that meet the changing needs of our customers. This requires that we successfully anticipate and respond to technological changes in design and manufacturing processes in a cost-effective and timely manner. As a result, we continually evaluate the advantages and feasibility of new product design and manufacturing processes. We cannot, however, assure you that our process development efforts will be successful. The introduction of new products embodying new technologies and the emergence of shifting customer demands or changing industry standards could render our existing products obsolete and unmarketable which would have a significant impact on our ability to generate revenue. Our future success will depend upon our ability to continue to develop and introduce a variety of new products and product enhancements to address the increasingly sophisticated needs of our customers. This will require us to continue to make substantial product development investments. We may experience delays in releasing new products and product enhancements in the future. Material delays in introducing new products or product enhancements may cause customers to forego purchases of our products and purchase those of our competitors.

        We are heavily dependent on contracts with the U.S. government and its agencies or from subcontracts with the U.S. government's prime contractors for revenue to develop our products, and the loss of one or more of our government contracts could preclude us from achieving our anticipated levels of growth and revenues.

        Our ability to develop and market our products is heavily dependent upon maintaining our U.S. government contract revenue and research grants. Most of our U.S. government contracts are funded incrementally on a year-to-year basis. Approximately 25% of our revenue during fiscal year 2002 was derived from government contracts and subcontracts with the U.S. government's prime contractors. Any change in our relationship with the U.S. government or its agencies whether as a result of market, economic, or competitive pressures, including any decision by the U.S. government to alter its commitment to our research and development efforts, could harm our business and financial condition by depriving us of the resources necessary to develop our products. In addition there can be no assurance that once a government contract is completed that it will lead to follow-on contracts for additional research and development, prototype build and test, or production. Furthermore, contracts with the U.S. government may be terminated or suspended by the U.S. government at any time, with or without cause. There can be no assurance that our U.S. government contracts will not be terminated or suspended in the future, or that contract suspensions or terminations will not result in unreimbursable expenses or charges or other adverse effects on us.

        The accuracy and appropriateness of our direct and indirect costs and expenses under our contracts with the U.S. government are subject to extensive regulation and audit by the Defense Contract Audit Agency or by other appropriate agencies of the U.S. government. These agencies have the right to challenge our cost estimates or allocations with respect to any such contract. Additionally, a substantial portion of the payments to us under U.S. government contracts are provisional payments that are subject to potential adjustment upon audit by such agencies. Adjustments that result from inquiries or audits of our contracts could have a material adverse impact on our financial condition or results of operations.

        Since our inception, we have not experienced any material adjustments as a result of any inquiries or audits, but there can be no assurance that our contracts will not be subject to material adjustments in the future.

        In the event that any of our government contracts are terminated for cause, it could significantly affect our ability to obtain future government contracts which could seriously harm our ability to develop our technologies and products. In addition, our participation in various government business programs depends upon our continuing eligibility under the regulations of the United States Small Business Administration. Qualification under these regulations is based upon the standard industrial classification of the product or service that is the subject of the program and the level of our revenues and the number of our employees. Although our current awards under government programs such as the Small Business Innovative Research, or SBIR, program and small business procurement set-asides and preferences will not be affected by increases in the level of our revenues or the number of our employees, as we grow, we may lose our ability to participate in these programs in the future. Under these circumstances, although we will still be able to participate in general government contract and cooperative agreement programs, we will lose our ability to benefit in the future from many of the programs in which we have historically participated. During our fiscal years ended September 30, 2002 and 2001, less than 5% of our revenues have been obtained under the SBIR program.

        A significant portion of our revenue is derived from contracts with the U.S. government and its agencies or from subcontracts with the U.S. government's prime contractors, and a slowdown in government spending may adversely affect our ability to obtain anticipated revenues.

        Changes in government policies, priorities or funding levels through agency or program budget reductions by the U.S. Congress or executive agencies or the imposition of budgetary constraints could significantly impair our ability to achieve this level of revenue going forward. Any reductions or slowdowns in government spending could also severely inhibit our ability to successfully complete the development and commercialization of our products. Changes in funding levels could cause the government to cancel existing contracts or eliminate follow-on phases in the future.

        The U.S. government has certain rights relating to our intellectual property.

        Many of our patents are the result of retaining ownership of inventions made under U.S. government-funded research and development programs. With respect to any invention made with government assistance, the government has a nonexclusive, nontransferable, irrevocable, paid-up license to use the technology or have the technology employed for or on behalf of the U.S. government throughout the world. Under certain conditions, the U.S. government also has "march-in rights." These rights enable the U.S. government to require us to grant a nonexclusive, partially exclusive, or exclusive license in any field of use to responsible applicants, upon terms that are reasonable under the circumstances. If we refuse, the government can grant the license itself, provided that it determines that such action is necessary because we have not achieved practical application of the invention, or to alleviate health or safety needs, or to meet requirements for public use specified by federal regulations, or because products using such inventions are not being produced substantially in the United States. The exercise of these rights by the government could create potential competitors for us if we later determine to further develop the technologies and utilize the inventions in which the government has exercised these rights.

        Our business could be adversely affected if we are unable to protect our patents and proprietary technology.

        As of April 28, 2003, we held 75 U.S. patents and had 10 patent applications pending with the U.S. Patent and Trademark Office. We have also obtained corresponding patents in the rest of North America, Europe, and Asia. The expiration date of our patents range from 2007 to 2021, with the majority expiring after 2016. As a qualifying small business from our inception to date, we have retained commercial ownership rights to proprietary technology developed under various U.S. government contracts and grants.

        Our patent and trade secret rights are of significant importance to us and to our future prospects. Our ability to compete effectively against other companies in our industry will depend, in part, on our ability to protect our proprietary technology and systems designs relating to our products. Although we have attempted to safeguard and maintain our proprietary rights, we do not know whether we have been or will be successful in doing so. Further, our competitors may independently develop or patent technologies that are substantially equivalent or superior to ours. No assurance can be given as to the issuance of additional patents or, if so issued, as to their scope. Patents granted may not provide meaningful protection from competitors. Even if a competitor's products were to infringe patents owned by us, it would be costly for us to pursue our rights in an enforcement action, it would divert funds and resources which otherwise could be used in our operations and there can be no assurance that we would be successful in enforcing our intellectual property rights. Because we intend to enforce our patents, trademarks and copyrights and protect our trade secrets, we may be involved from time to time in litigation to determine the enforceability, scope and validity of these rights. This litigation could result in substantial costs to us and divert efforts by our management and technical personnel. In addition, effective patent, trademark, service mark, copyright and trade secret protection may not be available in every country where we operate or sell our products.

        We may not be able to maintain confidentiality of our proprietary knowledge.

        In addition to our patent rights, we also rely on treatment of our technology as trade secrets and upon confidentiality agreements, which all of our employees are required to sign, assigning to us all patent rights and technical or other information developed by the employees during their employment with us. We also rely, in part, on contractual provisions to protect our trade secrets and proprietary knowledge. Our employees have also agreed not to disclose any trade secrets or confidential information without our prior written consent. These agreements may be breached, and we may not have adequate remedies for any breach. Our trade secrets may also be known without breach of these agreements or may be independently developed by competitors. Our inability to maintain the proprietary nature of our technology and information could harm our business, results of operations and financial condition by adversely affecting our ability to compete in our markets.

        Others may assert that our technology infringes their intellectual property rights.

        We believe that we do not infringe the proprietary rights of others and, to date, no third parties have asserted an infringement claim against us, but we may be subject to infringement claims in the future. The defense of any claims of infringement made against us by third parties could involve significant legal costs and require our management to divert time from our business operations. If we are unsuccessful in defending any claims of infringement, we may be forced to obtain licenses or to pay royalties to continue to use our technology. We may not be able to obtain any necessary licenses on commercially reasonable terms or at all. If we fail to obtain necessary licenses or other rights, or if these licenses are costly, our operating results may suffer either from reductions in revenues through our inability to serve customers or from increases in costs to license third-party technologies.

        Loss of any of our key personnel, and particularly our Chief Executive Officer, could hurt our business because of their experience, contacts and technological expertise.

        The loss of the services of one or more of our key employees or an inability to attract, train and retain qualified and skilled employees, specifically engineering and sales personnel, could result in the loss of customers or otherwise inhibit our ability to operate and grow our business successfully. In addition, our ability to successfully integrate acquired facilities or businesses depends, in part, on our ability to retain and motivate key management and employees hired by us in connection with these acquisitions. We are particularly dependent upon the services of David B. Eisenhaure, our president, chief executive officer, chairman of the board and founder, as a result of his business and academic relationships, understanding of government contracts and technical expertise. The loss of Mr. Eisenhaure's services would have a material adverse effect on our business and results of operations, including our ability to attract employees and obtain future contract research and development.

        We expect significant competition from our products and services.

        In the past, we faced limited competition in providing research services, prototype development and custom and limited quantity manufacturing. We expect competition to intensify greatly as commercial applications increase for our products under development. Many of our competitors and potential competitors are well established and have substantially greater financial, research and development, technical, manufacturing and marketing resources than we do. Some of our competitors and potential competitors are much larger than we are. If these larger competitors decide to focus on the development of distributed power and power quality products, they have the manufacturing, marketing and sales capabilities to complete research, development and commercialization of these products more quickly and effectively than we can. There can also be no assurance that current and future competitors will not develop new or enhanced technologies perceived to be superior to those sold or developed by us. There can be no assurance that we will be successful in this competitive environment. Some of our competitors include:

  •
  Manufacturers of converters and inverters for alternative energy such as Trace Engineering, a division of Xantrex Technology, Inc., Asea Brown Boveri Ltd., Siemens Corporation and Alstom S.A.;

  •
  Manufacturers of electronic modules such as Omnirel L.L.C., Aeroflex Inc., Teledyne Inc. and DDC&R, Inc.; manufacturers of thin film substrates such as MIC Technology, an Aeroflex Company and Ultrasource, Inc.;

  •
  Manufacturers of motors such as MCG Inc., Reliance Electric CO/DE, CMC Industries, Inc. and other regional and specialty motor manufacturers;

  •
  Manufacturers of shaker vibration test systems such as Ling Dynamics Systems, Ltd. and Unholtz-Dickie, Corp.;

  •
  Manufacturers of Uninterruptible Power Supplies such as Piller, Inc. and Hitech Power Protection bv.; and

  •
  Developers of advanced power electronics and machines such as Moog, Semikron, Eaton and Silicon Power.

        Price increases of materials or components used by us could adversely affect the volume of our sales.

        We use materials and components obtained from third-party suppliers to manufacture many of our products. We expect this to continue as we increase our manufacturing capabilities and move into high volume production. If prices of materials and components that we use were to increase, we may not be able to afford them or to pass these costs on to our customers. In addition, if we were required to raise the price of our products as a result of increases in the price of materials or components that we use, demand for our products may decrease which would reduce our sales.

        We are dependent on third-party suppliers for the development and supply of key components for our products.

        We use third-party suppliers for components in many of our systems. Some key components in our UPS product are also supplied by third-party suppliers, including the diesel engine, motor-generator and flywheel. From time to time, shipments can be delayed because of industry-wide or other shortages of necessary materials and components from third-party suppliers. A supplier's failure to develop and supply components in a timely manner, or to supply components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources of these components on a timely basis or on terms acceptable to us, could impair our ability to manufacture our products. If alternative sources are identified, we may not be able to successfully integrate those components into our system without incurring additional cost and risk. In addition, to the extent the processes that our suppliers use to manufacture components are proprietary, we may be unable to obtain comparable components from alternative suppliers.

        Our rotary UPS product consists of a diesel generator, a flywheel energy storage system, electronics and a proprietary control system. We currently contract the manufacturing of the diesel generator component to Cummins Inc., an independent manufacturer. Our reliance on a single manufacturer exposes us to a number of risks, including reduced control over manufacturing capacity, product development, completion and delivery times, product quality and manufacturing costs. Once development of our rotary UPS product is complete, if we experience significant demand for our products, the challenges we face in managing our relationship with Cummins Inc. will be increased. Furthermore, Cummins Inc. has the right to terminate its relationship with us without notice. If Cummins Inc. is unable or unwilling to manufacture a sufficient quantity of diesel generators for us, on the time schedule and with the quality that we demand, we may be forced to seek to engage additional or replacement manufacturers, which could result in additional expenses and delays in product development or shipment.

        Long-term contracts are not typical in our business, and reductions, cancellations or delays in customer orders would adversely affect our operating results.

        We do not usually obtain long-term purchase orders or commitments from our customers. Instead, we work closely with our customers to develop non-binding forecasts of the future volume of orders. Customers may cancel their orders, change production quantities from forecasted volumes or delay production for a number of reasons beyond our control. Significant or numerous cancellations, reductions or delays in orders by our customers would reduce our net sales. From time to time, we make capital investments in anticipation of future business opportunities. There can be no assurance that we will receive the anticipated business that supports these investments. Delays in anticipated orders for fuel cell power conversion systems as well as the delay in anticipated orders for our Uninterruptible Power Supply Systems have reduced revenue expectations and operating results and may result in liquidity shortfalls. If we are unable to obtain this anticipated business, we may not be able to successfully compete in our markets.

        If we experience a period of significant growth or expansion, it could place a substantial strain on our resources.

        If we are successful in obtaining rapid market penetration of our products, we will be required to deliver large volumes of quality products or components to our customers and licensees on a timely basis and at reasonable costs to us. We have limited experience in delivering large volumes of our products and have limited capacity to meet wide-scale production requirements. We cannot assure you that our efforts to expand our manufacturing and quality assurance activities will be successful, that we will be able to satisfy large-scale commercial production on a timely and cost-effective basis or that growth will not strain our management, operational and technical resources. We will also be required to continue to improve our operational, management and financial systems and controls to meet anticipated growth. Failure to manage our growth could damage our relationships with our customers and our investors and be extremely costly to try to resolve.

        Our business could be subject to product liability claims.

        Our business exposes us to potential product liability claims which are inherent in the manufacturing, marketing and sale of our products, and we may face substantial liability for damages resulting from the faulty design or manufacture of products or improper use of products by end users. We currently maintain a low level of product liability insurance, and there can be no assurance that this insurance will provide sufficient coverage in the event of a claim. Also, we cannot predict whether we will be able to maintain such coverage on acceptable terms, if at all, or that a product liability claim would not harm our business or financial condition. In addition, negative publicity in connection with the faulty design or manufacture of our products would adversely affect our ability to market and sell our products.

        We are subject to a variety of environmental laws that expose us to potential financial liability.

        Our operations are regulated under a number of federal, state and foreign environmental and safety laws and regulations that govern, among other things, the discharge of hazardous materials into the air and water as well as the handling, storage and disposal of these materials. These laws and regulations include the Clean Air Act, the Clean Water Act, the Resource, Conservation and Recovery Act, and the Comprehensive Environmental Response, Compensation and Liability Act, as well as analogous state and foreign laws. Because we use hazardous materials in our manufacturing processes, we are required to comply with these environmental laws. In addition, because we generate hazardous wastes, we, along with any other person who arranges for the disposal of our wastes, may be subject to potential financial exposure for costs associated with an investigation and any remediation of sites at which we have arranged for the disposal of hazardous wastes if those sites become contaminated and even if we fully comply with applicable environmental laws. In the event of a violation of environmental laws, we could be held liable for damages and for the costs of remedial actions. Environmental laws could also become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with any violation, although, to-date, we have not been cited for any material contaminations.

        Businesses and consumers might not adopt alternative distributed power solutions as a means for obtaining their electricity and power needs.

        On-site distributed power generation solutions, such as fuel cell and microturbine systems, which utilize our products, provide an alternative means for obtaining electricity and are relatively new methods of obtaining electricity and other forms of power that businesses may not adopt at levels sufficient to grow this part of our business. Traditional electricity distribution is based on the regulated industry model whereby businesses and consumers obtain their electricity from a government regulated utility. For alternative methods of distributed power to succeed, businesses and consumers must adopt new purchasing practices and must be willing to rely less upon traditional means of purchasing electricity, and market participants must be willing to produce products for alternative methods of power distribution. We cannot assure you that businesses, consumers or market participants will choose to utilize or service this on-site distributed power market at levels sufficient to sustain our business. The development of a mass market for our products may be impacted by many factors which are out of our control, including:

  •
  market acceptance of fuel cell and microturbine systems that incorporate our products;

  •
  the cost competitiveness of fuel cells that incorporate our products;

  •
  the future costs of natural gas, propane and other fuels used by our customers' products versus future costs of other forms of fuel and/or power;

  •
  consumer reluctance to try a new product;

  •
  consumer perceptions regarding the safety of our customers' products;

  •
  regulatory requirements; and

  •
  the emergence of newer, more competitive technologies and products.

If a mass market fails to develop or develops more slowly than we anticipate, we may be unable to recover the losses we will have incurred to develop these products.

        The distributed power generation industry may become subject to future government regulation which may impact our ability to market our products.

        We do not believe that our products will be subject to existing federal and state regulations governing traditional electric utilities and other regulated entities. We do believe that our products will be subject to oversight and regulation at the federal, state or local level in accordance with state and local ordinances relating to building codes, safety, pipeline connections and related matters. This regulation may depend, in part, upon whether an on-site distributed powersystem is placed outside or inside a home. At this time, we do not know which jurisdictions, if any, will impose regulations upon our products. We also do not know the extent to which any existing or new regulations may impact our ability to sell and service our products. Once our customers' products reach the commercialization stage and they begin distributing systems to their target markets, federal, state or local government entities may seek to impose additional regulations. Any new government regulation of our products, whether at the federal, state or local level, including any regulations relating to installation and servicing of our products, may increase our costs and the price of our products and may have a negative impact on our revenue and profitability.

        Uncertainties and adverse trends affecting the deregulation of the electric utility industry or any of our major customers may harm our operating results.

        The growth of our distributed power generation business depends in large part on the continued deregulation of the electric utility industry. Existing utility companies, which have historically operated without competition, may attempt to deter or delay the deregulation process. In addition, our customers may not be able to compete effectively against existing utility companies in a deregulated market. Changes in federal and state regulation may also have the effect of deterring further investment in research and development of alternative energy sources, including fuel cells and microturbines. Any changes in the deregulation process or procedures, the inability of our customers to compete effectively against existing utility companies or changes in federal or state regulation which deter further investment in alternative energy sources would significantly limit the demand for our products and our ability to generate anticipated levels of revenue.

        Our share price has been subject to extreme price fluctuations.

        The markets for equity securities in general, and for those of other companies in our industry, have been volatile, and the market price of our common stock, which is traded on the Nasdaq National Market under the symbol SATC, is subject to significant fluctuations. This could be in response to operating results, announcements of technological innovations or new products by us, our competitors or our customers, patent or proprietary rights developments and market conditions for alternative energy and high technology stocks in general. In addition, the stock market in recent years has experienced extreme price and volume fluctuations that often have been unrelated or disproportionate to the operating performance of individual companies. These market fluctuations, as well as general economic conditions, may adversely affect the market price of our common stock. Past fluctuations have coincided with fluctuations of other public companies in the alternative energy sector, market responses to national issues, public release of information regarding the introduction of new products, the award of significant contracts, analyst downgrades of our projected stock price and investment community enthusiasm for the alternative energy sector.

        Our quarterly operating results are subject to fluctuations, and if we fail to meet the expectations of securities analysts or investors, our share price may decrease significantly.

        Our annual and quarterly results may vary significantly depending on various factors, many of which are beyond our control, and may not meet the expectations of securities analysts or investors. If this occurs, the price of our stock could decline. Past material quarterly fluctuations have been caused by:

  •
  variations in the timing and volume of customer orders relative to our manufacturing capacity and staffing levels;

  •
  the timing of our expenditures in anticipation of future orders;

  •
  introduction and market acceptance of our new products; and

  •
  the level of research and development expenses incurred by us which are unreimbursed.

        Future quarterly fluctuations could be caused by these factors and:

  •
  our effectiveness in managing our manufacturing processes;

  •
  changes in competitive and economic conditions generally or in our customers' markets;

  •
  the timing of, and the price we pay for, acquisitions and related integration costs;

  •
  changes in the cost or availability of components or skilled labor; and

  •
  general economic conditions.

        Because our operating expenses are based on anticipated revenue levels, our sales cycle for development work is relatively long and a high percentage of our expenses are fixed for the short term, a small variation in the timing of recognition of revenue can cause significant variations in operating results from quarter to quarter.

        Existing stockholders can exert considerable control over us.

        Our officers and directors, and their affiliates, beneficially hold approximately one-quarter of our outstanding shares of common stock, a majority of which is beneficially held by Mr. Eisenhaure, our president, chief executive officer, chairman of the board and founder. If all of these stockholders were to vote together as a group, they would have the ability to exert significant influence over our board of directors and its policies. As a practical matter, Mr. Eisenhaure may have the ability to elect our directors and to determine the outcome of corporate actions requiring stockholder approval, including votes concerning director elections, bylaw amendments and possible mergers, corporate control contests and other significant corporate transactions, irrespective of how some of our other stockholders may vote. Accordingly, such concentration of ownership may have the effect of delaying, deterring or preventing a change in control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could have an adverse effect on the market price of our common stock. As of January 23, 2003, Mr. Eisenhaure beneficially owned 3,799,345 shares of our common stock, representing 21.9% of our common stock. As a group, the executive officers and directors beneficially owned 25.0% of our common stock as of such date.

        Provisions in our charter documents and Delaware law may delay, deter or prevent the acquisition of SatCon, which could decrease the value of your shares.

        Some provisions of our certificate of incorporation and bylaws may delay, deter or prevent a change in control of SatCon or a change in our management that you as a stockholder may consider favorable. These provisions include:

  •
  authorizing the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares and deter a takeover attempt;

  •
  a classified board of directors with staggered, three-year terms, which may lengthen the time required to gain control of our board of directors;

  •
  prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

  •
  limitations on who may call special meetings of stockholders.

        In addition, Section 203 of the Delaware General Corporation Law and provisions in some of our stock incentive plans may delay, deter or prevent a change in control of SatCon. Those provisions serve to limit the circumstances in which a premium may be paid for our common stock in proposed transactions, or where a proxy contest for control of our board may be initiated. If a change of control or change in management is delayed, deterred or prevented, the market price of our common stock could suffer.

        We are subject to risks inherent in international operations.

        We market and sell our products both inside and outside the United States. We are currently selling our products in China, Canada and Europe. Revenue from sales to our international customers for our fiscal years ended September 30, 2002 and 2001 were $7,179,333 and $6,071,107, respectively. Our success depends, in part, on our ability to secure foreign customers and our ability to manufacture products that meet foreign regulatory and commercial requirements. We have limited experience developing and manufacturing our products to comply with the commercial and legal requirements of international markets. We face numerous challenges in penetrating international markets, including unforeseen changes in regulatory requirements, fluctuations in currency exchange rates, longer accounts receivable cycles, difficulties in managing international operations, potentially adverse tax consequences and the challenges of complying with a wide variety of foreign laws.

        You are unlikely to be able to exercise effective remedies against Arthur Anderson LLP, our former independent public accountants.

        Although we have dismissed Arthur Andersen LLP as our independent public accountants and have engaged Grant Thornton LLP, our financial statements for the fiscal years ended September 30, 2000 and 2001, which are incorporated by reference into this prospectus, were audited by Arthur Andersen. On March 14, 2002, Arthur Andersen was indicted on federal obstruction of justice charges arising from the government's investigation of Enron Corporation. On June 15, 2002, a jury in Houston, Texas found Arthur Andersen guilty of these federal obstruction of justice charges. In light of the jury verdict and the underlying events, Arthur Andersen subsequently substantially discontinued operations and dismissed essentially its entire workforce. You are therefore unlikely to be able to exercise effective remedies or collect judgments against Arthur Andersen. In addition, Arthur Andersen has not consented to the inclusion of its report in this prospectus, and the requirement to file its consent has been dispensed with in reliance on Rule 437a promulgated under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of its report in this prospectus, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statement of a material fact contained in the financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated in those financial statements.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included or incorporated in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of shares by the selling stockholders. The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants.

DESCRIPTION OF TRANSACTION

        On February 18, 2003, we completed a $4 million financing transaction. As part of this transaction, we raised approximately $3.2 million of equity capital through the issuance of 253.8 shares of our Series A Convertible Preferred Stock, $0.01 par value per share, and warrants to purchase up to 2,538,000 shares of our common stock, $0.01 par value per share, from 21 accredited investors. The terms of the transaction also contemplate that an additional $832,500 will be raised through the sale of secured convertible subordinated debentures once a registration statement filed with the Securities and Exchange Commission registering all of the underlying equity securities in the financing is declared effective, stockholder approval of the transaction is obtained and certain typical closing documents are provided.

        In connection with the equity portion of the financing, we issued shares of Series A Preferred Stock for $12,500 per share. The Series A Preferred Stock is convertible into a number of shares of Common Stock equal to $12,500 divided by the conversion price of the Series A Preferred Stock, which is initially $1.25. The total number of shares of Common Stock initially issuable upon conversion of the shares of Series A Preferred Stock issued and sold is 2,538,000. The Series A Preferred Stock accrues dividends of 10% per annum, increasing to 12% per annum on January 1, 2004. The dividend for the first year was paid at closing by issuing 362,168 shares of Common Stock, valued based on the average of the closing bid and ask price of the Common Stock on the NASDAQ National Market for the five trading days preceding February 18, 2003. All further dividends will be paid on a quarterly basis. We may opt to pay these dividends in cash or in shares of Common Stock. As a part of the negotiations over the terms of the convertible subordinated notes, the investors requested, and we agreed, that we pay in advance the first year's interest on the notes in common stock of the Company at a price per share equal to the average closing bid and asked price of the Company's common stock on the NASDAQ National Market for the five days preceding the initial closing of the purchase of the convertible subordinated notes. The first year's interest accrual was calculated to equal $88,724 and accordingly we plan to issue 98,688 shares of common stock to the holders of the convertible subordinated notes as payment for the first-year's interest, based on the average closing bid and asked price of the Company's common stock on the NASDAQ National Market for February 10, 2003 through February 14, 2003. The actual number of shares to be issued for the first year's interest may be different based on the average closing bid and asked price of the Company's common stock on the NASDAQ National Market for five days preceding the initial closing of the purchase of the convertible subordinated notes.

        In the Purchase Agreement, we covenanted to take actions after the closing not all of which were entirely within our control at that time. The material covenants of this nature include requirements relating to the registration of the common stock that is the subject of this prospectus and obtaining stockholder approval of the transaction (which has now been obtained). One potential remedy that the investors might assert with respect to a failure to comply with these covenants would be a right to rescission of the underlying transaction. If the investors were to be successful in asserting such a remedy, we would be required to refund to the investors the amounts previously advanced by them to purchase the Preferred Stock. Accordingly, we have accounted for the proceeds as a liability. After the resolution of these items outside of our control, we will account for this transaction in accordance with EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments. In addition, we are analyzing the impact of Financial Accounting Standards Board Statement No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity", which was issued in May 2003. This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity.

        As part of the equity portion of the financing, we also issued warrants to purchase up to 2,538,000 shares of Common Stock. Warrants to purchase up to 1,269,000 shares of Common Stock are exercisable for a five-year term and have an initial exercise price of $1.50 per share, and warrants to purchase up to 1,269,000 shares of Common Stock are exercisable for one business day after the date of their issuance and have an exercise price of $0.01 per share. The two series of warrants issued in this transaction were negotiated to provide investors with a fair return for their investment relative to the perceived level of risk of an investment in the Company. The warrants issued for $.01 had the effect on the day of the transaction of providing the investors with a return in shares of the Company's common stock equal to approximately 36% of the cash amount of their investment in the Series A Preferred Stock. The second series of warrants affords the investors the opportunity to benefit if the price per share of the Company's common stock rises above the exercise price of $1.50 per share during the first 5 years following the transaction.

        The secured convertible subordinated debentures will initially be convertible at a conversion price per share of $1.25 into 666,000 shares of Common Stock. As part of the debt portion of the financing, we will be obligated to issue warrants to purchase up to 666,000 shares of Common Stock. Warrants to purchase up to 333,000 shares of Common Stock will be exercisable for a five-year term and will have an initial exercise price of $1.50 per share, and warrants to purchase up to 333,000 shares of Common Stock will be exercisable for one business day after the date of their issuance and will have an exercise price of $0.01 per share.

        H.C. Wainwright & Co., Inc. ("H.C. Wainwright") served as placement agent for the Series A financing transaction and on February 18, 2003 received as part of its commission a warrant from us to purchase an aggregate of 163,145 shares of Common Stock at an exercise price of $0.01 per share. This warrant is immediately exercisable and expires on February 18, 2008. H.C. Wainwright has assigned this warrant to Jason Adelman (60,393 shares), Matthew Balk (50,348 shares), Stephen Barrett (20,393 shares), Steven Markovich (5,000 shares), Robert Hussey (16,814 shares) and Eric Singer (10,197 shares).

        In connection with the closing of the transactions contemplated by the Note and Warrant Purchase Agreement, H.C. Wainwright received an additional warrant from us to purchase an aggregate of 42,920 shares of Common Stock at an exercise price of $0.01. This warrant is exercisable from the closing of the transactions contemplated by the Note and Warrant Purchase Agreement and expires on February 18, 2008. H.C. Wainwright has assigned this warrant to Jason Adelman (17,898 shares), Matthew Balk (13,131 shares), Robert Hussey (6,526 shares), Robert Nathan (766 shares) and Eric Singer (4,599 shares).

        In addition, H.C. Wainwright agreed to receive a warrant from us to purchase an aggregate of 100,148 shares of Common Stock at an exercise price of $0.01 per share in lieu of the cash placement fee due to it by us in connection with the closing of the transactions contemplated by the Note and Warrant Purchase Agreement. This warrant was issued on February 18, 2003 but is exercisable only upon the closing of the transactions contemplated by the Note and Warrant Purchase Agreement and will expire on February 18, 2008. H.C. Wainwright has assigned this warrant to Jason Adelman (41,095 shares), Matthew Balk (30,247 shares), Robert Hussey (7,153 shares), Robert Nathan (1,789 shares) and Eric Singer (19,864 shares).

SELLING STOCKHOLDERS

        The following table sets forth the number of shares owned, and/or issuable upon exercise of the warrants held, by each of the selling stockholders. None of the selling stockholders has held any position or office, or has otherwise had a material relationship, with us or any of our subsidiaries within the past three years other than as a result of the ownership of shares or other securities of SatCon.

        No estimate can be given as to the amount of shares that will be held by the selling stockholders after completion of this offering because the selling stockholders may offer all or some of the shares and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares offered by this prospectus may be offered from time to time by the selling stockholders named below. The table sets forth, to our knowledge, certain information about the selling stockholders as of March 20, 2003.

        Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.

        Eleven selling stockholders are affiliates of broker-dealers. Each such selling stockholder purchased such selling stockholder's shares in the ordinary course of such selling stockholder's business and, at the time of the purchase of the securities to be resold pursuant to this prospectus, such selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute them. The eleven selling stockholders who are affiliates of broker-dealers are as follows:

  •
  OTAPE LLC;

  •
  Crestview Capital Fund I LP;

  •
  Crestview Capital Fund II LP;

  •
  Crestview Capital Offshore Fund, Inc.;

  •
  Matthew Balk;

  •
  Jason Adelman;

  •
  Steven Markovich;

  •
  Robert Hussey;

  •
  Eric Singer;

  •
  Stephen Barrett; and

  •
  Robert Nathan.

			Number of Shares of Common Stock Being Offered
	Shares of Common Stock Beneficially Owned Prior to Offering						Series A Warrants Exercised on February 19, 2003
				Upon Conversion of Series A Preferred
			Upon Exercise of Warrants @ $0.01			Upon Conversion of Subordinated Debentures
	Number	Percentage
David Weiner Revocable Trust	0	*	—	40,000		—	10,000
Michael Loew	4,000	*	—	48,000		—	12,000
Robert A. Melnick	0	*	—	40,000		—	10,000
Joe Reynolds	0	*	—	40,000		—	10,000
Robert J. Neborsky, MD Inc.	0	*	—	120,000		—	30,000
OTAPE LLC	0	*	—	320,000	(2)	80,000	80,000	(2)
Crestview Capital Fund I	0	*	—	357,280	(3)	153,120	89,320	(3)
Crestview Capital Fund II	0	*	—	958,720	(3)	410,880	239,680	(3)
Crestview Capital Offshore Inc.	0	*	—	84,000	(3)	36,000	21,000	(3)
Mathew Balk	39,780	*	93,726	40,000		—	10,000
Stonestreet Limited Partnership	0	*	—	320,000	(4)	—	80,000	(4)
RHP Master Fund, Ltd.	0	*	—	180,000	(5)	60,000	45,000	(5)
DMG Legacy Fund LLC	0	*	—	28,000	(6)	12,000	7,000	(6)
DMG Legacy Institutional Fund LLC	0	*	—	260,400	(6)	111,600	65,100	(6)
DMG Legacy International Ltd.	0	*	—	271,600	(6)	116,400	67,900	(6)
SDS Merchant Fund, LP	0	*	—	560,000	(7)	240,000	140,000	(7)
Burnham Hill Holdings LLC	0	*	—	40,000	(8)	—	10,000	(8)
Alpha Capital AG	0	*	—	800,000	(9)	—	200,000	(9)
Ellis Enterprises Inc.	0	*	—	160,000	(10)	—	40,000	(10)
Andrew Redvers Muir	45,000	*	—	120,000		—	30,000
Jason Adelman	0	*	119,386	—		—	—
Steven Markovich	0	*	5,000	—		—	—
Robert Hussey	0	*	30,493	—		—	—
Eric Singer	0	*	34,660	—		—	—
Stephen Barrett	0	*	20,393	—		—	—
Robert Nathan	0	*	2,555	—		—	—

*
Less than one percent.

(1)
We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(2)
Ira M. Leventhal has voting or investment control of these shares.

(3)
Stewart Flink, Managing Member of Crestview Capital Fund I and Crestview Capital Fund II, as well as the as the president of Crestview Capital Offshore Fund, Inc, and Richard Levy, Managing Member of the Crestview Funds, share voting or investment control of these shares.

(4)
Libby Leonard and Michael Finkelstein share voting or investment control of these shares.

(5)
Keith S. Marlowe, Director of Rock Hill Partners, LLC, has voting or investment control of these shares.

(6)
Thomas McAuley, Chief Investment Officer DMG Advisors LLC, has voting or investment control of these shares.

(7)
Steve Derby, the managing member of the General Partner, SDS Capital Partners, LLC, has voting or investment control of these shares.

(8)
Cass Gunther Adelman, Managing Member of Burnham Hill Holdings LLC, has voting or investment control of these shares.

(9)
Konrad Ackerman has voting or investment control of these shares.

(10)
Julian Ungar has voting or investment control of these shares.

	Number of Shares of Common Stock Being Offered						Shares of Common Stock Beneficially Owned After Offering(1)
	Upon Exercise of Series A Warrants	Upon Exercise of Series B Warrants	Payment for First-Year Dividend		Payment for First-Year Interest
						Total	Number	Percentage
David Weiner Revocable Trust	—	12,000	2,854		—	64,854	0	*
Michael Loew	—	14,400	3,424		—	77,824	4,000	*
Robert A. Melnick	—	12,000	2,854		—	64,854	0	*
Joe Reynolds	—	12,000	2,854		—	64,854	0	*
Robert J. Neborsky, MD Inc.	—	36,000	8,562		—	194,562	0	*
OTAPE LLC	24,000	120,000	22,832	(2)	5,927	652,759	0	*
Crestview Capital Fund I	45,936	153,120	25,492	(3)	11,345	835,613	0	*
Crestview Capital Fund II	123,264	410,880	68,404	(3)	30,443	2,242,271	0	*
Crestview Capital Offshore Inc.	10,800	36,000	5,993	(3)	2,667	196,460	0	*
Mathew Balk	—	12,000	2,854		—	158,580	39,780	*
Stonestreet Limited Partnership	—	96,000	22,832	(4)	—	518,832	0	*
RHP Master Fund, Ltd.	18,000	72,000	12,843	(5)	4,445	392,288	0	*
DMG Legacy Fund LLC	3,600	12,000	1,997	(6)	889	65,486	0	*
DMG Legacy Institutional Fund LLC	33,480	111,600	18,579	(6)	8,268	609,027	0	*
DMG Legacy International Ltd.	34,920	116,400	19,378	(6)	8,624	635,222	0	*
SDS Merchant Fund, LP	72,000	240,000	39,956	(7)	17,782	1,309,738	0	*
Burnham Hill Holdings LLC	—	12,000	2,854	(8)	—	64,854	0	*
Alpha Capital AG	—	240,000	57,080	(9)	—	1,297,080	0	*
Ellis Enterprises Inc.	—	48,000	11,416	(10)	—	259,416	0	*
Andrew Redvers Muir	—	36,000	8,562		—	194,562	45,000	*
Jason Adelman	—	—	—		—	119,386	0	*
Steven Markovich	—	—	—		—	5,000	0	*
Robert Hussey	—	—	—		—	30,493	0	*
Eric Singer	—	—	—		—	34,660	0	*
Stephen Barrett	—	—	—		—	20,393	0	*
Robert Nathan	—	—	—		—	2,555	0	*

*
Less than one percent.

(1)
We do not know when or in what amounts a selling stockholder may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

(2)
Ira M. Leventhal has voting or investment control of these shares.

(3)
Stewart Flink, Managing Member of Crestview Capital Fund I and Crestview Capital Fund II, as well as the as the president of Crestview Capital Offshore Fund, Inc, and Richard Levy, Managing Member of the Crestview Funds, share voting or investment control of these shares.

(4)
Libby Leonard and Michael Finkelstein share voting or investment control of these shares.

(5)
Keith S. Marlowe, Director of Rock Hill Partners, LLC, has voting or investment control of these shares.

(6)
Thomas McAuley, Chief Investment Officer DMG Advisors LLC, has voting or investment control of these shares.

(7)
Steve Derby, the managing member of the General Partner, SDS Capital Partners, LLC, has voting or investment control of these shares.

(8)
Cass Gunther Adelman, Managing Member of Burnham Hill Holdings LLC, has voting or investment control of these shares.

(9)
Konrad Ackerman has voting or investment control of these shares.

(10)
Julian Ungar has voting or investment control of these shares.

DESCRIPTION OF CAPITAL STOCK

  Common Stock

        We are authorized to issue up to 50,000,000 shares of common stock, of which 18,930,061 shares are issued and outstanding as of April 28, 2003. The following summary description of the common stock is qualified in its entirety by reference to our certificate of incorporation.

        The holders of common stock are entitled to one vote for each share held of record on each matter submitted to a vote of stockholders. There is no cumulative voting for election of directors. Subject to the prior rights of any series of preferred stock which may from time to time be outstanding, holders of common stock are entitled to receive ratably such dividends as may be declared by our board of directors out of funds legally available therefor, and, upon the liquidation, dissolution or winding up of SatCon, are entitled to share ratably in all assets remaining after payment of liabilities and payment of accrued dividends and liquidation preference on the preferred stock, if any. Holders of our common stock have no preemptive rights and have no rights to convert their common stock into any other securities. Our outstanding common stock is, and the common stock to be outstanding upon completion of the offering will be, validly issued, fully paid, and nonassessable.

  Preferred Stock

        We are authorized to issue up to 1,000,000 shares of preferred stock. Our preferred stock may be issued in one or more series, the terms of which may be determined at the time of issuance by our board of directors, without further action by stockholders and may include voting rights (including the right to vote as a series on particular matters), preferences as to dividends and liquidation, conversion, redemption rights and sinking fund provisions. The issuance of preferred stock could reduce the rights, including voting rights, of the holders of common stock, and, therefore, reduce the value of our common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party, thereby preserving control of SatCon by existing management.

  Series A Convertible Preferred Stock

        As of April 28, 2003, 253.8 shares of our Series A Preferred Stock were outstanding.

  Dividends on Series A Preferred Stock

        The shares of Series A Preferred Stock bear a cumulative dividend at a rate of 10% per annum. In the event the shares of Series A Preferred Stock are not converted into common stock or redeemed in accordance with the Certificate of Designation by January 1, 2004, the rate of the dividend will be adjusted upward to 12% per annum. As part of this transaction, we agreed in negotiations with the Series A Preferred Stockholders to make the dividend payment for the first 12 months on February 18, 2003 by issuing an aggregate of 362,168 shares of common stock. Thereafter, dividends on the Series A Preferred Stock are payable quarterly and may be paid by us, at our option, either through the issuance of shares of common stock or in cash. If we elect to pay the dividend in shares of common stock, we will issue a number of shares of common stock equal to the quotient of the dividend payment divided by the greater of 80% of the average closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the date the dividend is required to be paid, and the conversion price, which is initially $1.25, but may be adjusted as set forth below if certain events occur.

  Optional Conversion of Series A Preferred Stock

        The Series A Preferred Stock is convertible into common stock at any time at the option of the holder. Each outstanding share of Series A Preferred Stock is convertible into a number of shares of common stock equal to 12,500 divided by the conversion price of the Series A Preferred Stock, which is initially $1.25, but may be adjusted as set forth below if certain events occur. The Series A Preferred Stock has anti-dilution protections which adjust the conversion price, in the event of the issuance of shares of common stock at a price less than the conversion price then in effect. If we issue equity securities for a per share price less than the conversion price of the Series A Preferred Stock, which is initially $1.25, the conversion price will be adjusted downwards using a weighted average calculation. In addition, if we fail to achieve earnings of at least $1.00 from continuing operations before interest, taxes, depreciation and amortization and a minimum of $13.5 million in revenue for the fourth quarter of the fiscal year ending September 30, 2003, the holders of the shares of Series A Preferred Stock may elect to apply an alternative conversion price equal to the fair market value of the common stock on the conversion date (but in no event less than $0.75, subject to the anti-dilution protections described above). This alternative conversion price will also be subject to the anti-dilution provisions described above. The alternative conversion price was arrived at following negotiations between the investors and the Company and serves the purpose of reducing the risk to the investors if we fail to achieve earnings of at least $1.00 from continuing operations before interest, taxes, depreciation and amortization and a minimum of $13.5 million in revenue for the fourth quarter of the fiscal year ending September 30, 2003. Unless and until we receive stockholder approval, the number of shares of common stock we may issue upon the optional conversion of the shares of Series A Preferred Stock is limited to 3,408,677 shares (representing 19.999% of our total outstanding common stock as of February 18, 2003). In addition, except during the 61 days immediately preceding a mandatory conversion (as described below), no holder may convert shares of Series A Preferred Stock if conversion of those shares would result in the holder owning more than 4.99% of the common stock then outstanding or would result in the holder beneficially owning more than 9.999% of the common stock then outstanding, unless the holder waives this limitation at least 61 days prior to the proposed conversion.

  Mandatory Conversion of Series A Preferred Stock

        Beginning 90 days following the effective date of the registration statement which registers all of the common stock issuable upon the conversion of the Series A Preferred Stock, and provided that certain conditions described below are met, each share of Series A Preferred Stock will be automatically converted into a number of shares of common stock equal to 12,500 divided by the conversion price of the Series A Preferred Stock, which is initially $1.25, but may be adjusted as set forth above if certain events occur. Mandatory conversion may only occur if the average of the closing bid and ask price of the common stock on the Nasdaq National Market exceeds $2.50 for 20 consecutive trading days and either the registration statement governing the underlying shares of common stock is effective or the shares of common stock issuable upon conversion of the Series A Preferred Stock can be sold pursuant to Rule 144(k) of the Securities Act of 1933. The mandatory conversion date will be extended if the conversion would require stockholder approval. The mandatory conversion date will also be extended for so long as the following events have occurred and are continuing:

  •
  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series A Preferred Stock) and the shares of common stock into which the shares of Series A Preferred Stock are convertible cannot be sold pursuant to Rule 144(k);

  •
  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq National Market, the Nasdaq SmallCap Market, OTC

    Bulletin Board, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc. for five consecutive trading days;

  •
  we provide notice to the holders of Series A Preferred Stock that we will not or cannot comply with a proper conversion notice; or

  •
  we fail to comply with a proper conversion notice within 10 business days of receipt of that notice.

  Failure to Convert

        If for any reason upon an optional or mandatory conversion we cannot issue shares of common stock which have been registered for resale pursuant to an effective registration statement, other than as a result of failure to obtain stockholder approval, then we will be obligated to issue as many shares of registered common stock as we are able to issue. If we do not have enough registered shares of common stock to cover the conversion of all outstanding shares of Series A Preferred Stock, then with respect to the unconverted shares of Series A Preferred Stock, the holder will have the right to (i) void its conversion notice, (ii) require us to redeem the unconverted shares of Series A Preferred Stock at a price per share equal to $12,500 plus liquidated damages and any accrued but unpaid dividends or (iii) require us to issue shares of common stock that have not been registered pursuant to the Securities Act. If the holder elects redemption, we may pay the redemption price either in cash or in shares of common stock, based on the quotient of $12,500 divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which is initially $1.25, but may be adjusted as set forth above if certain events occur.

  Redemption of Series A Preferred Stock

        The holders of Series A Preferred Stock are entitled to redeem their shares of Series A Preferred Stock immediately prior to the consolidation, merger or business combination of SatCon with another entity (other than pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of SatCon or a consolidation, merger or other business combination in which holders of SatCon's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a corporation) of such entity or entities), the sale or transfer of more than 50% of SatCon's assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding common stock. In such an event, the redemption price per share will equal $12,500 plus any accrued but unpaid dividends and liquidated damages. We may pay the redemption price in either cash or shares of common stock based on the quotient of $12,500 divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which is initially $1.25, but may be adjusted as set forth above if certain events occur.

        In addition, the holders of Series A Preferred Stock are entitled to redeem their shares of Series A Preferred Stock if the following events occur:

  •
  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Series A Preferred Stock) and the shares of common stock into which the Series A Preferred Stock are convertible cannot be sold pursuant to Rule 144(k);

  •
  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq National Market, the Nasdaq SmallCap Market, OTC Bulletin Board, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc. for five consecutive trading days;

  •
  we provide notice to the holders of Series A Preferred Stock that we will not or cannot comply with a conversion notice that was properly executed and delivered; or

  •
  we fail to comply with a proper conversion notice within 10 business days of receipt of that notice.

        The redemption price per share will equal $15,000 plus liquidated damages and any accrued but unpaid dividends. If the effectiveness of the registration statement lapses, listing is suspended or the holders receive a notice that we will not or cannot comply with a conversion notice, or we fail to respond to a conversion notice in a timely fashion, we may choose to pay the redemption price in shares of common stock based on the quotient of $12,500 divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the redemption date and the conversion price, which is initially $1.25, but may be adjusted as set forth above if certain events occur.

        We may redeem all or any portion of the outstanding Series A Preferred Stock upon five days prior written notice at a price per share of $18,750, plus liquidated damages and any accrued but unpaid dividends. However, if a holder has delivered a conversion notice to us within twenty-four hours of receipt of our redemption notice, up to 50% of the shares of Series A Preferred Stock which we have designated for redemption may be converted by the holder. In addition, if during the period between the date of our redemption notice and the redemption date a holder becomes entitled to redeem the Series A Preferred Stock as a result of a consolidation, merger or business combination of SatCon with another entity, the sale or transfer of more than 50% of our assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the common stock, the right of the holder with respect to the conversion will take precedence over our redemption notice.

  Exchange Feature of Series A Preferred Stock

        If, on or before February 18, 2005, we make an offer or sale to, exchange with or other type of distribution to any third party of common stock or securities convertible, exercisable or exchangeable into common stock, including convertible debt securities, in a private transaction on terms more favorable than the terms of the Series A Preferred Stock, other than certain permitted transactions (as described below), the holders of Series A Preferred Stock will be entitled to exchange their shares of Series A Preferred Stock for the securities to be issued in that transaction. For purpose of the exchange, the shares of Series A Preferred Stock will be valued at their stated value, together with accrued but unpaid dividends. The holders of Series A Preferred Stock will receive any dividend payments at their option either (i) in cash or in the form of the new securities to be issued in the transaction at our option or (ii) in cash or in common stock at our option.

        This right will not apply to certain issuances of securities by us, including issuances other than for cash in connection with a merger, acquisition, consolidation, sale or disposition of all or substantially all of our assets, issuances of common stock or the issuance or grants of options to purchase common stock pursuant to our stock option plans and employee stock purchase plans outstanding on February 18, 2003, the issuance of common stock or the issuance or grants of options to purchase common stock pursuant to amendments to existing stock incentive or employee stock purchase plans or new stock option plans or employee stock purchase plans adopted after February 18, 2003 which are approved by our Board of Directors as long as such issuances in the aggregate do not exceed 1,700,000 shares of common stock, or issuances in any transaction where the first use of proceeds from that transaction would be used to redeem all of the Series A Preferred Stock in accordance with our redemption option described above.

        The underlying price of the common stock that may ultimately be issued as a result of the exchange of the Series A Preferred Stock is uncertain and will affect the number of shares of common stock that may ultimately be issued as a result of such exchange. Assuming that on June 1, 2004, (i) we sell shares of common stock on more favorable terms than the Series A Preferred Stock, (ii) dividends on the Series A Preferred Stock, at the rate of 12% of $12,500, have been unpaid and accruing on a quarterly basis since January 1, 2004 such that the value of each share of Series A Preferred Stock plus accrued but unpaid dividends is $13,261.25 and (iii) we choose to pay the dividends in the form of common stock rather than cash, the holders of Series A Preferred Stock would be entitled to receive the following number of shares of common stock for each share of Series A Preferred Stock, varying depending upon the price pursuant to which one share of common stock is issued in the transaction:

Price per share of Common Stock	Number of shares of Common Stock per share of Series A Preferred Stock
$1.10	12,056
$1.00	13,261
$0.50	26,523
$0.01	1,326,125

  Right of First Refusal

        If, on or before February 18, 2004, we propose to make an offer or sale to, exchange with or other type of distribution to any third party of common stock or securities convertible, exercisable or exchangeable into common stock, including convertible debt securities, in a private transaction, other than certain permitted transactions, the investors will have a right of first refusal to purchase the securities proposed to be issued in the financing.

        The purchasers of Series A Convertible Preferred Stock also received Series B Warrants entitling the holder to purchase 5,000 shares of our common stock for each share of Preferred Stock purchased, such Warrants to be exercisable at $1.50 per share. The Series B Warrants have a term of five years. The exercise price of the warrants may be reduced to $1.00 per share if we fail to achieve earnings of at least $1.00 from continuing operations before interest, taxes, depreciation and amortization and a minimum of $13.5 million in revenue for the fourth quarter of the fiscal year ending September 30, 2003. The exercise price may be adjusted in case of a merger or sale transaction involving the Company, the declaration of a dividend or stock split involving the Company's stock, the issuance of additional shares of the common stock of the Company or a reorganization or reclassification involving the company's common stock. All of the events that may cause an adjustment to the exercise price of the Series B Warrants are set forth in the Warrant which was included as an exhibit to the Company's 8-K filing of February 19, 2003.

  Liquidated Damages for Failure to File and Maintain Registration Statement

        We have agreed with the holders of the Series A Preferred Stock that such stockholders will suffer damages if the registration statement of which this prospectus is a part is not declared effective by the Securities and Exchange Commission on or prior to June 18, 2003 and if its effectiveness is not thereafter maintained by us in an agreed upon manner. We and such stockholders have stipulated to an agreed upon amount of liquidated damages to be paid to such stockholders in connection with such a failure. The agreed liquidated damages will be up to 3% of the amount of the stockholders' initial investment for the first calendar month or portion thereof and 1.5% per calendar month thereafter until the failure is cured. Liquidated damages for the first calendar month must be paid in cash;

however, the subsequent months of liquidated damages may be paid in cash or shares of common stock, at our option.

Key Terms of the Secured Convertible Notes

        Pursuant to the Note and Warrant Purchase Agreement, we are selling secured convertible subordinated notes initially convertible into 666,000 shares of common stock, Series A Warrants to purchase an aggregate of 333,000 shares of common stock and Series B Warrants to purchase an aggregate of 333,000 shares of common stock, for aggregate consideration of $832,500. Our obligation to issue these securities is subject to the effectiveness of a registration statement filed with the SEC registering all the equity securities underlying the Notes and the warrants.

  Interest

        Beginning on the date of issuance, the Notes will bear a cumulative dividend at a rate of 10% per annum, increasing to 12% per annum on January 1, 2004. On the issuance date, we will be obligated to make an interest payment for the first 12 months through the issuance of an aggregate number of shares of common stock equal to the quotient of the interest payment divided by the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the five trading days preceding the issuance date. Thereafter, interest on the Notes will be payable quarterly and may be paid by us, at our option, either through the issuance of shares of common stock or in cash. If we elect to make an interest payment in shares of common stock, it will issue a number of shares of common stock equal to the quotient of the interest payment divided by the greater of 80% of the average closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the date the interest payment is required to be made, and the conversion price, which is initially $1.25, but may be adjusted as set forth below if certain events occur.

  Security Agreement

        Our obligations under the Notes will be secured by a security interest in all of our assets.

  Optional Conversion of Notes

        The Notes will be convertible into common stock at any time at the option of the holder. Each Note will be convertible into a number of shares of common stock equal to the quotient of the outstanding principal balance of the Note divided by the conversion price of the Note, which is initially $1.25, but may be adjusted as set forth below if certain events occur. The conversion price of the Notes is subject to the same anti-dilution protections and adjustments as the conversion price of the Series A Preferred Stock described above. Except during the 61 days immediately preceding a mandatory conversion (as described below), no holder may convert any portion of a Note if the conversion would result in the holder owning more than 4.99% of the common stock then outstanding or would result in the holder beneficially owning more than 9.999% of the common stock then outstanding, unless the holder waives this limitation at least 61 days prior to the proposed conversion.

  Mandatory Conversion of Notes

        Beginning 90 days following the effective date of the registration statement which registers all of the common stock issuable upon the conversion of the Notes and exercise of the Series A Warrants and Series B Warrants issued pursuant to the Note and Warrant Purchase Agreement, and provided that certain conditions described below are met, the Notes will be automatically converted into a number of shares of common stock equal to the quotient of the principal amount and accrued and unpaid interest on the Notes divided by the conversion price of the Notes, which is initially $1.25, but may be adjusted as set forth above if certain events occur. Mandatory conversion may only occur if the average of the closing bid and ask price of the common stock on the Nasdaq National Market exceeds $2.50 for 20 consecutive trading days and either the registration statement governing the underlying shares of common stock is effective or the shares of common stock issuable upon conversion of the Notes can be sold pursuant to Rule 144(k) of the Securities Act. The mandatory conversion date will be extended for so long as the following events have occurred and are continuing:

  •
  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Notes) and the shares of common stock into which the Notes are convertible cannot be sold pursuant to Rule 144(k);

  •
  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq National Market, the Nasdaq SmallCap Market, OTC Bulletin Board, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc. for five consecutive trading days;

  •
  we provide notice to the holders of Notes that we will not or cannot comply with a proper conversion notice; or

  •
  we fail to comply with a proper conversion notice within 10 business days of receipt of that notice.

Anti-dilution Protections

        The Notes have anti-dilution protections which adjust the conversion price, in the event of the issuance of shares of common stock at a price less than the conversion price then in effect. If we issue equity securities for a per share price less than the conversion price of the Notes, which is initially $1.25, the conversion price will be adjusted downwards using a weighted average calculation. In addition, if we fail to achieve earnings of at least $1.00 from continuing operations before interest, taxes, depreciation and amortization and a minimum of $13.5 million in revenue for the fourth quarter of the fiscal year ending September 30, 2003, the holders of the Notes may elect to apply an alternative conversion price equal to the fair market value of the common stock on the conversion date (but in no event less than $0.75, subject to the anti-dilution protections described above). This alternative conversion price will also be subject to the anti-dilution provisions described above. The alternative conversion price was arrived at following negotiations between the investors and the Company and serves the purpose of reducing the risk to the investors if we fail to achieve earnings of at least $1.00 from continuing operations before interest, taxes, depreciation and amortization and a minimum of $13.5 million in revenue for the fourth quarter of the fiscal year ending September 30, 2003. Unless and until we receive stockholder approval, the number of shares of common stock we may issue upon the optional conversion of the shares of Series A Preferred Stock, the Notes and any other shares of common stock issuable pursuant to this transaction is limited to 3,408,677 shares (representing 19.999% of our total outstanding common stock as of February 18, 2003).

  Failure to Convert

        If for any reason upon an optional or mandatory conversion we cannot issue shares of common stock which have been registered for resale pursuant to an effective registration statement, then we will be obligated to issue as many shares of registered common stock as it is able to issue. If we do not have enough registered shares of common stock, with respect to the unconverted portion of a Note, the holder will have the right to (i) void its conversion notice, (ii) require us to repay the unconverted portion of the Note in an amount equal to 120% of the aggregate principal amount of the Note plus accrued and unpaid interest or (iii) require us to issue shares of common stock that have not been registered pursuant to the Securities Act. If the holder elects prepayment, we may pay the prepayment amount either in cash or in shares of common stock.

  Prepayment of Notes

        The holders of the Notes will be entitled to prepayment of the Notes immediately prior to the consolidation, merger or business combination of SatCon with another entity (other than pursuant to a migratory merger effected solely for the purpose of changing the jurisdiction of incorporation of SatCon or a consolidation, merger or other business combination in which holders of SatCon's voting power immediately prior to the transaction continue after the transaction to hold, directly or indirectly, the voting power of the surviving entity or entities necessary to elect a majority of the members of the board of directors (or their equivalent if other than a Company) of such entity or entities), the sale or transfer of more than 50% of SatCon's assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the outstanding common stock. In such an event, the prepayment amount will equal 100% of the aggregate principal amount of the Notes plus all accrued and unpaid interest. We may make the prepayment in either cash or shares of common stock based on the quotient of the prepayment amount divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the repayment date and the conversion price, which is initially $1.25, but may be adjusted as set forth above if certain events occur.

        In addition, the holders of the Notes will be entitled to prepayment of the Notes if the following events occur:

  •
  the effectiveness of the registration statement lapses for 20 consecutive trading days (other than as a result of factors solely in control of the holders of the Notes) and the shares of common stock into which the Notes are convertible cannot be sold pursuant to Rule 144(k);

  •
  the common stock is suspended from listing without subsequent listing on any one of, or is not listed on at least one of, the Nasdaq National Market, the Nasdaq SmallCap Market, OTC Bulletin Board, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc. for five consecutive trading days;

  •
  we provide notice to the holders of Notes that we will not or cannot comply with a conversion notice that was properly executed and delivered; or

  •
  we fail to comply with a proper conversion notice within 10 business days of receipt of that notice.

The prepayment amount will equal 120% of the aggregate principal amounts of the Notes plus any accrued but unpaid interest. If the effectiveness of the registration statement lapses, listing is suspended or the holders receive a notice that we will not or cannot comply with a conversion notice, or we fail to respond to a conversion notice in a timely fashion, we may choose to pay the prepayment amount in shares of common stock based on the quotient of the prepayment amount divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the repayment date and the conversion price, which is initially $1.25, but may be adjusted as set forth above if certain events occur.

        We may prepay all or any portion of the Notes upon five days prior written notice at an amount equal to 150% of the outstanding principal amount of the Notes, plus any accrued but unpaid interest. However, if a holder has delivered a conversion notice to us within twenty-four hours of receipt of our prepayment notice, up to 50% of the principal amount of the Notes which we have designated for prepayment may be converted by the holder. In addition, if during the period between the date of our prepayment notice and the prepayment date a holder becomes entitled to have the Notes prepaid as a result of a consolidation, merger or business combination of SatCon with another entity, the sale or transfer of more than 50% of SatCon's assets (other than inventory in the ordinary course of business) or the closing of a purchase, tender or exchange offer made to the holders of more than 50% of the common stock, the right of the holder with respect to the conversion will take precedence over our prepayment notice.

  Events of Default

        The occurrence of the following events will be an event of default under the Notes:

  •
  the registration statement registering the shares of common stock underlying the Notes is not declared effective by the SEC by August 17, 2003;

  •
  the effectiveness of the registration statement lapses for 10 consecutive trading days (other than as a result of factors solely in control of the holders of the Notes);

  •
  the common stock is suspended from listing, without subsequent listing on any one of, or fails to be listed on at least one of, the Nasdaq National Market, the Nasdaq SmallCap Market, The OTC Bulletin Board, The New York Stock Exchange, Inc. or The American Stock Exchange, Inc. for a period of five consecutive trading days;

  •
  we issue any debt securities which are not subordinate to Notes on terms that are not acceptable to the Holders of at least 80% of the aggregate outstanding principal amount of the Notes; or

  •
  we defaults in any payment of any amount or amounts of principal of or interest on any indebtedness (other than under the Notes) exceeding $100,000 or defaults in the observance or performance of any other agreement or condition relating to any indebtedness or any event occurs or condition exists that permits the holder or beneficiary of indebtedness to cause with the giving of notice, if required, the indebtedness to become due prior to its stated maturity.

        Upon an event of default, the holders will be entitled to demand that the outstanding principal and accrued but unpaid interest under the Notes be repaid or converted into shares of common stock. In the alternative, upon certain events of default, the holders may demand prepayment of the Notes in an amount equal to 120% of the aggregate principal amount of the Notes plus all accrued and unpaid interest. We may pay the repayment amount in either cash or shares of common stock based on the quotient of the repayment amount divided by the greater of 80% of the average of the closing bid and ask price of the common stock on the Nasdaq National Market for the 15 trading days ending on the 11th trading day prior to the repayment date and the conversion price, which is initially $1.25, but may be adjusted as set forth above if certain events occur.

  Exchange Feature and Right of First Refusal

        The Notes will have the same exchange feature as the Series A Preferred Stock and the holders of the Notes will have the same rights of first refusal as the holders of the Series A Preferred Stock described above.

  Limitation of Liability of Officers and Directors Under Delaware Law

        In accordance with Delaware law, our certificate of incorporation eliminates in certain circumstances the liability of our directors for monetary damages for breach of their fiduciary duty as directors. This provision does not eliminate the liability of a director:

  •
  for a breach of the director's duty of loyalty to us or our stockholders;

  •
  for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law;

  •
  for a willful or negligent declaration of an unlawful dividend, stock purchase or redemption; or

  •
  for transactions from which the director derived an improper personal benefit.

        In addition, our bylaws include provisions to indemnify our officers and directors and other persons against expenses, judgments, fines and amounts paid in settlement in connection with threatened, pending or completed suits or proceedings against such persons by reason of serving or having served as officers, directors or in other capacities, except in relation to matters with respect to which such persons shall be determined not to have acted in good faith, unlawfully or in the best interests of SatCon. With respect to matters as to which our officers and directors and others are determined to be liable for misconduct or negligence in the performance of their duties, our bylaws provide for indemnification only to the extent that we determine that such person acted in good faith and in a manner not opposed to the best interests of SatCon.

        However, insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling SatCon pursuant to Delaware state law, as well as the foregoing charter and bylaw provisions, we have been informed that in the opinion of the SEC, such indemnification as it relates to federal securities laws is against public policy, and therefore, unenforceable.

        Further, insofar as limitation of liabilities may be so permitted pursuant to Delaware state law, as well as the foregoing charter and bylaw provisions, such limitations of liabilities does not apply to any liabilities arising under federal securities laws.

  Dividend Policy

        We have never paid cash dividends on our common stock or preferred stock since our inception, and we have no intention of paying any cash dividends to our stockholders in the foreseeable future. We currently intend to retain earnings, if any, to fund the development and growth of our business. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. In addition, the Loan and Security Agreement between Silicon Valley Bank and us, dated as of September 13, 2002, provides for certain limitations on the payment of dividends by us on our common stock. Also, certain terms of the principal transaction documents of our February 2003 financing restrict the payment of dividends by us on our common stock.

  Transfer Agent and Registrar

        The name and address of the transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, NY 10038.

PLAN OF DISTRIBUTION

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell their shares by one or more of, or a combination of, the following methods:

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  an over-the-counter distribution in accordance with the rules of the Nasdaq National Market;

  •
  in privately negotiated transactions; and

  •
  in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with those sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares of common stock must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares of common stock may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify most of the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

        We have agreed with most of the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement and (ii) such time as all of the shares covered by this prospectus may be sold without volume restrictions pursuant to Rule 144 under the Securities Act.

LEGAL MATTERS

        Greenberg Traurig LLP has opined as to the legality of the securities being offered by this registration statement.

EXPERTS

        The financial statements of SatCon Technology Corporation as of September 30, 2002 and for the year then ended, incorporated by reference in this prospectus and elsewhere in the Registration Statement, have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

        The financial statements of SatCon Technology Corporation incorporated in this prospectus by reference to the financial statements for the years ended September 30, 2001 and 2000, included in the Annual Report on Form 10-K for the year ended September 30, 2002, were audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports. We have not obtained a reissued report from Arthur Andersen and have been unable to obtain, after reasonable efforts, Arthur Andersen's written consent to the inclusion of their reports in this prospectus, and we have dispensed with the requirement to file their consent in reliance on Rule 437a promulgated under the Securities Act of 1933. Because Arthur Andersen has not consented to the inclusion of their reports in this prospectus, investors will not be able to recover against Arthur Andersen under Section 11 of the Securities Act of 1933. In addition, the ability of Arthur Andersen to satisfy any claims (including claims arising from its provision of auditing and other services to us) may be limited as a result of the diminished amount of assets of Arthur Andersen that are or may in the future be available to satisfy claims.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

        This prospectus is part of a registration statement that we filed with the SEC. The registration statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's Internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. Any information that we incorporate by reference is considered part of this prospectus. The documents and reports that we list below are incorporated by reference into this prospectus. In addition, all documents and reports which we file pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus are incorporated by reference in this prospectus as of the respective filing dates of these documents and reports. Statements contained in documents that we file with the SEC and that are incorporated by reference in this prospectus will automatically update and supersede information contained in this prospectus, including information in previously filed documents or reports that have been incorporated by reference in this prospectus, to the extent the new information differs from or is inconsistent with the old information.

        We have filed the following documents with the SEC. These documents are incorporated herein by reference as of their respective dates of filing:

  (1)
  Our Quarterly Report on Form 10-Q for quarter ended March 29, 2003,

  (2)
  Our Current Report on Form 8-K dated February 18, 2003,

  (3)
  Our Current Report on Form 8-K dated February 11, 2003,

  (4)
  Our Quarterly Report on Form 10-Q for the quarter ended December 28, 2002,

  (5)
  Our Annual Report on Form 10-K/A for the fiscal year ended September 30, 2002,

  (6)
  Our Current Report on Form 8-K dated January 17, 2003,

  (7)
  Our Current Report on Form 8-K dated December 30, 2002,

  (8)
  Our Current Report on Form 8-K dated December 19, 2002,

  (9)
  Our Annual Report on Form 10-K for the fiscal year ended September 30, 2002,

  (10)
  All of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to the effectiveness of the registration statement, and

  (11)
  The description of our common stock contained in our Registration Statement on Form 8-A filed on November 6, 1992, including any amendments or reports filed for the purpose of updating that description.

        You may request a copy of these documents, which will be provided to you at no cost, by contacting:

        SatCon Technology Corporation
161 First Street
Cambridge, MA 02142-1221
Attn: Investor Relations Department
(617) 661-0540

        You should rely only on the information contained in this prospectus, including information incorporated by reference as described above, or any prospectus supplement that we have specifically referred you to. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front of those documents or that any document incorporated by reference is accurate as of any date other than its filing date. You should not consider this prospectus to be an offer or solicitation relating to the securities in any jurisdiction in which such an offer or solicitation relating to the securities is not authorized. Furthermore, you should not consider this prospectus to be an offer or solicitation relating to the securities if the person making the offer or solicitation is not qualified to do so, or if it is unlawful for you to receive such an offer or solicitation.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby, all of which will be borne by SatCon (except any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares). All amounts shown are estimates except the Securities and Exchange Commission registration fee.

Filing Fee—Securities and Exchange Commission	$671
Placement agent's fees	$380,350
Legal fees and expenses	$250,000
Accounting fees and expenses	$50,000
Miscellaneous expenses	$43,979

Total Expenses	$725,000

Item 15. Indemnification of Directors and Officers.

        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. SatCon has included such a provision in its Certificate of Incorporation. This provision reads as follows:

    "To the maximum extent permitted by Section 102(b)(7) of the General Corporation Law of Delaware, a director of this Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit."

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court like determines that such indemnification is proper under the circumstances. SatCon's Bylaws include the following provision:

    "Reference is made to Section 145 and any other relevant provisions of the General Corporation Law of the State of Delaware. Particular reference is made to the class of persons, hereinafter called "Indemnitees", who may be indemnified by a Delaware corporation pursuant to the provisions of such Section 145, namely, any person, or the heirs, executors, or administrators of such person, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit, or proceeding, whether civil, criminal, administrative, or investigative, by reason of the fact that such person is or was a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise. The Corporation shall, and is hereby obligated to, indemnify the Indemnitees, and each of them, in each and every situation where the Corporation is obligated to make such indemnification pursuant to the aforesaid statutory provisions. The Corporation shall indemnify the Indemnitees, and each of them, in each and every situation where, under the aforesaid statutory provisions, the Corporation is not obligated, but is nevertheless permitted or empowered, to make such indemnification, it being understood that, before making such indemnification with respect to any situation covered under this sentence, (i) the Corporation shall promptly make or cause to be made, by any of the methods referred to in Subsection (d) of such Section 145, a determination as to whether each Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful, and (ii) that no such indemnification shall be made unless it is determined that such Indemnitee acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation, and, in the case of any criminal action or proceeding, had no reasonable cause to believe that his conduct was unlawful."

        SatCon has purchased directors' and officers' liability insurance which would indemnify its directors and officers against damages arising out of certain kinds of claims which might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16. Exhibits

        The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-3.

Item 17. Undertakings.

        Item 512(a) of Regulation S-K.    The undersigned Registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i)
    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

    (ii)
    To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

    (iii)
    To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included is a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

        (2)   That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        Item 512(b) of Regulation S-K.    The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Item 512(h) of Regulation S-K.    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Cambridge, Commonwealth of Massachusetts, on this 16th day of June, 2003.

SATCON TECHNOLOGY CORPORATION
By:	/s/ DAVID B. EISENHAURE David B. Eisenhaure President, Chief Executive Officer and Chairman of the Board

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ DAVID B. EISENHAURE David B. Eisenhaure	President, Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	June 16, 2003
/s/ RALPH M. NORWOOD Ralph M. Norwood	Vice President of Finance, Chief Financial Officer and Treasurer (Principal Financial Officer)	June 16, 2003
/s/ JOHN J. MCCABE John J. McCabe	Controller and Chief Accounting Officer (Principal Accounting Officer)	June 16, 2003
/s/ MICHAEL C. TURMELLE Michael C. Turmelle	Vice President, Chief Operating Officer and Director	June 16, 2003
/s/ JAMES L. KIRTLEY, JR. James L. Kirtley, Jr.	Vice President, Chief Scientist and Director	June 16, 2003
/s/ MARSHALL J. ARMSTRONG Marshall J. Armstrong	Director	June 16, 2003
/s/ ALAN P. GOLDBERG Alan P. Goldberg	Director	June 16, 2003

/s/ ANTHONY J. VILLIOTTI Anthony J. Villiotti	Director	June 16, 2003
/s/ GERALD L. WILSON Gerald L. Wilson	Director	June 16, 2003

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
3.1	Certificate of Incorporation of the Registrant is incorporated herein by reference to Exhibits to the Registrant's Registration Statement on Form S-1 (File No. 33-49286).
3.2
Certificate of Amendment of Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on May 12, 1997, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 1997 (File No. 1-11512).
3.3
Certificate of Amendment of Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on March 17, 1999, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated August 25, 1999 (File No. 1-11512).
3.4
Certificate of Amendment of Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on March 15, 2000, is incorporated by reference to Exhibits to the Registrant's Annual Report on Form 10-K for the year ended September 30, 2000 (File No. 1-11512).
3.5
Certificate of Amendment of Certificate of Incorporation of the Registrant, as filed with the Secretary of State of the State of Delaware on May 4, 2001, is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the period ended March 31, 2001 (File No. 1-11512).
3.6
Certificate of Designation of the Relative Rights and Preferences of the Series A Convertible Preferred Stock of the Registrant, dated as of February 14, 2003, is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
5.1	Opinion of Greenberg Traurig LLP, counsel to the Registrant.
10.1
Series A Convertible Preferred Stock Purchase Agreement, dated as of February 18, 2003, by and among the Registrant and the purchasers set forth on Exhibit A thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
10.2
Registration Rights Agreement, dated as of February 18, 2003, by and among the Registrant and the purchasers listed on Schedule I thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
10.3
Form of Series A Warrant to purchase shares of Common Stock of the Registrant issued on February 18, 2003 in connection with the sale of the Series A Convertible Preferred Stock is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
10.4
Form of Series B Warrant to purchase shares of Common Stock of the Registrant issued on February 18, 2003 in connection with the sale of the Series A Convertible Preferred Stock is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
10.5
Note and Warrant Purchase Agreement, dated as of February 18, 2003, by and among the Registrant and the purchasers set forth on Exhibit A thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).

10.6
Registration Rights Agreement (for convertible notes), dated as of February 18, 2003, by and among the Registrant and the purchasers listed on Schedule I thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
10.7
Form of Secured Convertible Promissory Note to be issued by the Registrant pursuant to Note and Warrant Purchase Agreement, dated as of February 18, 2003, by and among the Registrant and the purchasers set forth on Exhibit A thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
10.8
Security Agreement, dated as of February 18, 2003, made by the Registrant in favor of each of the Secured Parties whose names are set forth on Exhibit A thereto is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
10.9
Letter Agreement, dated February 12, 2003, by and between the Registrant and Silicon Valley Bank is incorporated herein by reference to Exhibits to the Registrant's Current Report on Form 8-K dated February 18, 2003 (File No. 1-11512).
10.10
Amended and Restated Accounts Receivable Financing Agreement, dated April 4, 2003, by and among the Registrant and Silicon Valley Bank is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the period ended March 29, 2003 (File No. 1-11512).
10.11
Stock Purchase Warrant issued on April 4, 2003 by the Registrant to Silicon Valley Bank together with Amendment No. 2 to the Registration Rights Agreement, dated April 4, 2003, by and among Silicon Valley Bank, Silicon Valley Bancshares and the Registrant is incorporated herein by reference to Exhibits to the Registrant's Quarterly Report on Form 10-Q for the period ended March 29, 2003 (File No. 1-11512).
23.1	Consent of Greenberg Traurig LLP (included in Exhibit 5.1).
23.3	Notice Regarding Consent of Arthur Andersen LLP.